Exhibit (a)(5)(H)

Arch Chemicals, Inc. P.O. Box 5204 501 Merritt 7 Norwalk, CT 06856-5204	Lorraine S. Mercede Director, Compensation & Benefits

Date:	September 15, 2011

To:	All Arch US Employees

From:	Lorraine S. Mercede

Subject:	Lonza Tender Offer - Second Extension of Deadline until September 30, 2011

Lonza Group, Ltd (“Lonza”) has again extended the deadline for shareholders to tender their shares of Arch common stock (“Arch Shares”) in the proposed tender offer (the “Tender Offer”) for Arch Shares by Lonza through its subsidiary LG Acquisition Corp.  The new deadline is 12:00 Midnight New York Time on September 30, 2011.  Previously, the deadline was 12:00 Midnight on September 12, 2011.  This extension is necessary as regulatory approvals are still pending.  You previously received a letter dated July 26, 2011 that explained the process by which you could tender the Arch Shares held in your account (“CEOP Account”) under the Arch Chemicals, Inc. Contributing Employee Ownership Plan (“CEOP”).

As a result of this extension, if you wish to tender the Arch Shares held in your CEOP Account, the date by which you must provide instructions to the CEOP Trustee to tender those shares has also been extended.  The terms of the Tender Offer and the process by which you can tender these Arch Shares otherwise remain the same.

If you have already returned your Instruction Form instructing the CEOP Trustee to tender the Arch Shares held in your CEOP Account, you do not need to take any further action as a result of the extension.  If you have not returned that form and you wish to tender the Arch Shares held in your CEOP Account, the new deadline for returning the form to BNY Mellon Shareowner Services acting as the tabulation agent is 11:59 pm New York Time on September 27, 2011 or, if the deadline for the Tender Offer is again extended, by 11:59 pm New York Time on the date that is two (2) business days prior to the new deadline.  If you do not timely submit your Instruction Form, the CEOP Trustee will treat this as an instruction not to tender the Arch Shares held in your CEOP Account.  Please note that, given the new Tender Offer deadline, no transactions out of the Arch Stock Fund of the CEOP will be permitted starting at 3:00 pm New York Time on September 27, 2011 till payment for the shares is made in the Tender Offer, or if the new deadline is extended, starting on the second business day prior to the new extended deadline.  Transfers into the Arch Stock Fund are not currently permitted.

* If you have lost the Instruction Form that you previously received, you should contact MacKenzie Partners at 212-929-5500 or 800-322-2885.

Important Information

On July 15, 2011, Arch Chemicals filed with the United States Securities and Exchange Commission (“SEC”) a tender offer solicitation/recommendation statement on Schedule 14D-9 regarding the tender offer described herein.  Investors are strongly advised to read the tender offer statement (as updated and amended) filed by Arch Chemicals with the SEC, because it contains important information that investors should consider before tendering their shares.  The tender offer statement and other documents filed by Arch Chemicals with the SEC are available for free at the SEC’s web site at www.sec.gov.  Copies of filings by Arch Chemicals with the SEC may be obtained at the SEC’s web site at www.sec.gov or from Arch Chemicals by directing a request to mefaford@archchemicals.com.